# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Pacific Metals Corp., CIK 0001369085
CUSIP: 64782A107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Suite 1750-1066 W. Hastings Street,, Vancouver, British Columbia Canada (A1), V6E 3X1
Date of event which requires filing of this statement: 10/21/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000771992-24-000007
Filed by CIK 0000771992

## Reporting persons
- Pan American Silver Corp: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 21,071,264; shared voting power 0; sole dispositive power 21,071,264; shared dispositive power 0; aggregate amount beneficially owned 21,071,264 (11.5% of the class)
  Comment: Percent of Aggregate amount beneficially owned is calculated based on 183,736,205 Common Shares of New Pacific Metals Corp. issued and outstanding as of November 7, 2025.

## Item 1. Issuer
Name of issuer: New Pacific Metals Corp.
Address of issuer's principal executive offices: Suite 1750-1066 W. Hastings Street,, Vancouver, A1, V6E 3X1

## Item 2. Person Filing
Name of person filing: Pan American SIlver Corp.
Address of principal business office or, if none, residence: 2100-733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 21,071,264
Percent of class: 11.47
Sole power to vote or to direct the vote: 21,071,264
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 21,071,264
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pan American Silver Corp: "Delaney Fisher", Delaney Fisher, SVP Associate General Counsel & Corporate Secretary (01/06/2026)